Exhibit 99.2
Form of Advertisement

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com Email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2016, prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2016	2016	2015	2016	2015	2016
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	17,273	17,310	15,902	51,364	45,891	62,441
Other income, net	820	760	802	2,333	2,351	3,123
Total Income	18,093	18,070	16,704	53,697	48,242	65,564
Expenses
Employee benefit expenses	9,420	9,648	8,772	28,349	25,383	34,406
Deferred consideration pertaining to acquisition	–	–	25	–	149	149
Cost of technical sub-contractors	975	940	998	2,833	2,606	3,531
Travel expenses	502	520	530	1,762	1,667	2,263
Cost of software packages and others	461	381	278	1,119	945	1,274
Communication expenses	145	136	109	400	331	449
Consultancy and professional charges	165	165	213	505	566	779
Depreciation and amortisation expenses	433	424	369	1,257	1,040	1,459
Other expenses	838	787	649	2,450	1,804	2,511
Total expenses	12,939	13,001	11,943	38,675	34,491	46,821
Profit before non-controlling interests / share in net profit / (loss) of associate	5,154	5,069	4,761	15,022	13,751	18,743
Share in net profit/(loss) of associate	–	(3)	–	(5)	(2)	(3)
Profit before tax	5,154	5,066	4,761	15,017	13,749	18,740
Tax expense:
Current tax	1,468	1,469	1,319	4,404	3,892	5,318
Deferred tax	(22)	(9)	(23)	(136)	(35)	(67)
Profit for the period	3,708	3,606	3,465	10,749	9,892	13,489
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	(8)	(40)	5	(65)	(9)	(12)
Equity instruments through other comprehensive income	–	–	–	–	–	–
	(8)	(40)	5	(65)	(9)	(12)
Items that will be reclassified subsequently to profit or loss
Fair value changes on cash flow hedges, net	26	2	1	28	1	–
Exchange differences on translation of foreign operations	(47)	(51)	1	(60)	207	303
	(21)	(49)	2	(32)	208	303
Total other comprehensive income, net of tax	(29)	(89)	7	(97)	199	291
Total comprehensive income for the period	3,679	3,517	3,472	10,652	10,091	13,780
Paid up share capital (par value 5/- each, fully paid)	1,144	1,144	1,144	1,144	1,144	1,144
Other equity	60,600	60,600	54,198	60,600	54,198	60,600
Earnings per equity share (par value 5/- each)
Basic ()	16.22	15.77	15.16	47.03	43.28	59.02
Diluted ()	16.22	15.77	15.16	47.02	43.28	59.02

Notes:

1.	The audited consolidated financial statements for the quarter and nine months ended December 31, 2016 have been taken on record by the Board of Directors at its meeting held on January 13, 2017. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

2.	The Group has adopted all the Ind-AS on April 1, 2016, with the transition date as April 1, 2015, and the adoption was carried out in accordance with Ind-AS 101-First time adoption of Indian Accounting Standards. The transition was carried out from Indian Accounting Principles generally accepted in India as prescribed under Section 133 of the Companies Act, 2013 read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP.

3.	Change of Auditors on account of mandatory rotation requirement in India

Under Section 139 of the Indian Companies Act, 2013 and the Rules made thereunder, it is mandatory for Infosys Limited (‘the Company’) to rotate the current statutory auditors on completion of the maximum term permitted under the said Section. Therefore, the Audit Committee of Infosys Limited has proposed and on January 13, 2017, the Board of Directors of the Company have recommended, the appointment of Deloitte Haskins & Sells, LLP, Chartered Accountants (Firm Registration No. 117366 W/W 100018) (Deloitte) as the statutory auditors of the Company. Deloitte will hold office for a period of 5 (five) consecutive years from the conclusion of the 36th Annual General Meeting of the Company scheduled to be held in the year 2017 till the conclusion of the 41st Annual General Meeting to be held in the year 2022, subject to the approval of shareholders of the Company. The first year of audit will be of the financial statements for the year ending March 31, 2018 which will include audit of the quarterly financial statements for the year.

To align with the above, the Board of Directors of the Company also approved the appointment of Deloitte as the independent registered public accounting firm of the Company. This appointment is effective year ending March 31, 2018. As the independent registered public accounting firm, Deloitte will audit the annual financial statements of the Company to be included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”). KPMG will continue as the Company’s independent registered public accounting firm through the completion of the audit for the year ending March 31, 2017 and for the purpose of filing such audited financial statements in the Form 20-F for the year ending March 31, 2017.

In addition, in accordance with disclosure requirements under SEC regulations, the following may be noted:

•	During the two fiscal years ended March 31, 2016 and March 31, 2015, KPMG has not issued any report on the financial statements that contained an adverse opinion or disclaimer of opinion, nor were the reports of KPMG qualified or modified in any manner.

•	During the two fiscal years ended March 31, 2016 and March 31, 2015 and the subsequent interim period preceding January 13, 2017, there is no disagreement with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, or any reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

•	During the two fiscal years ended March 31, 2016 and March 31, 2015 and the subsequent interim period preceding January 13, 2017, we have not consulted with Deloitte for any matters regarding either

(i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of Infosys Limited; or

(ii) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to this Item or a “reportable event” as described in Item 16F (a)(1)(v) of Form 20-F.

4. Management change

The Company has appointed Ravikumar S as Deputy Chief Operating Officer reporting to U. B. Pravin Rao with immediate effect. In addition to his current responsibility of heading the global delivery organization, Ravikumar S will oversee certain business enabling functions.

5. Information on dividends for the quarter and nine months ended December 31, 2016

An interim dividend of 11/- (par value 5/- each) per equity share was declared on October 14, 2016 and paid on October 26, 2016. The interim dividend declared in the previous year was 10/- per equity share.

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2016	2016	2015	2016	2015	2016
Dividend per share (par value 5/- each)
Interim dividend	–	11.00	–	11.00	10.00	10.00
Final dividend	–	–	–	–	–	14.25

6. Reconciliation of the Consolidated Statement of Profit and Loss as previously reported under IGAAP to Ind-AS

 (in crore)

Particulars	Note	Quarter ended December 31, 2015
		IGAAP	Effects of transition to Ind- AS	Ind-AS
Revenue from operations		15,902	–	15,902
Other income, net		802	–	802
Total income		16,704	–	16,704
Expenses
Employee benefit expenses	1.1	8,764	8	8,772
Deferred consideration pertaining to acquisition	1.2	18	7	25
Cost of technical sub-contractors		998	–	998
Travel expenses		530	–	530
Cost of software packages and others		278	–	278
Communication expenses		109	–	109
Consultancy and professional charges		213	–	213
Depreciation and amortisation expenses	1.3	316	53	369
Other expenses	1.2	644	5	649
Total expenses		11,870	73	11,943
Profit before non-controlling interest/ share in profit/(loss) of associate		4,834	(73)	4,761
Share in net profit/(loss) of associate		–	–	–
Profit before tax		4,834	(73)	4,761
Tax expense
Current tax	1.4	1,322	(3)	1,319
Deferred tax	1.5	(8)	(15)	(23)
Profit for the period		3,520	(55)	3,465
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	1.1	–	5	5
Equity instruments through other comprehensive income		–	–	–
		–	5	5
Items that will be reclassified subsequently to profit or loss
Fair Value changes on cash flow hedges, net		1	–	1
Exchange differences on translation of foreign operations	1.6	(8)	9	1
		(7)	9	2
Total other comprehensive income, net of tax		(7)	14	7
Total comprehensive income for the period		3,513	(41)	3,472

This reconciliation statement has been provided in accordance with circular CIR/CFD/FAC/62/2016 issued by SEBI dated July 05, 2016 on account of implementation of Ind-AS by listed companies.

Explanations for reconciliation of Consolidated Statement of Profit and Loss as previously reported under IGAAP to Ind-AS

1.1	a.	As per Ind-AS 19 Employee benefits, actuarial gains and losses are recognized in other comprehensive income and not reclassified to profit and loss in a subsequent period.
	b.	Adjustments reflect unamortized negative past service cost arising on modification of the gratuity plan in an earlier period. Ind-AS 19 requires such gains and losses to be adjusted to retained earnings.

1.2	Adjustments reflect the impact of discounting pertaining to deferred and contingent consideration payable for business combinations.

1.3	Adjustment reflects the impact of amortization of intangible assets included within goodwill under the IGAAP, separately recognized under Ind-AS.

1.4	Tax component on actuarial gains and losses which was transferred to other comprehensive income under Ind-AS.

1.5	The reduction in deferred tax expense is on account of the reversal of deferred tax liabilities recorded on intangible assets acquired in business combination.

1.6	Under Ind-AS, exchange differences on translation of foreign operations are recorded in other comprehensive income.

7. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2016	2016	2015	2016	2015	2016
Revenue from operations	14,949	15,000	13,562	44,369	39,825	53,983
Profit before tax	4,883	4,812	4,353	14,155	12,896	17,600
Profit for the period	3,599	3,476	3,163	10,255	9,302	12,693

Note: The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock exchange websites www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited standalone financial statements as stated.

8. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2016	2016	2015	2016	2015	2016
Revenue by business segment
Financial Services (FS)	4,663	4,686	4,377	13,900	12,502	17,024
Manufacturing (MFG)	1,893	1,853	1,756	5,589	5,200	6,948
Energy & utilities, Communication and Services (ECS)	3,885	3,864	3,410	11,468	9,912	13,547
Retail, Consumer packaged goods and Logistics (RCL)	2,821	2,833	2,576	8,515	7,499	10,226
Life Sciences, Healthcare and Insurance (HILIFE)	2,196	2,089	2,102	6,289	6,007	8,090
Hi-Tech	1,250	1,339	1,198	3,911	3,564	4,891
All other segments	565	646	483	1,692	1,207	1,715
Total	17,273	17,310	15,902	51,364	45,891	62,441
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	17,273	17,310	15,902	51,364	45,891	62,441
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (FS)	1,320	1,295	1,250	3,881	3,590	4,839
Manufacturing (MFG)	455	469	425	1,376	1,135	1,560
Energy & utilities, Communication and Services (ECS)	1,123	1,122	969	3,311	2,920	4,029
Retail, Consumer packaged goods and Logistics (RCL)	837	826	699	2,466	2,073	2,840
Life Sciences, Healthcare and Insurance (HILIFE)	632	558	581	1,712	1,638	2,265
Hi-Tech	324	342	314	986	937	1,301
All other segments	78	123	95	221	156	259
Total	4,769	4,735	4,333	13,953	12,449	17,093
Less: Other unallocable expenditure	435	426	374	1,264	1,049	1,473
Add: Unallocable other income	820	760	802	2,333	2,351	3,123
Add: Share in net profit/(loss) of associate	–	(3)	–	(5)	(2)	(3)
Profit before tax and non-controlling interests	5,154	5,066	4,761	15,017	13,749	18,740

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board
for Infosys Limited

Bangalore, India	Dr. Vishal Sikka
January 13, 2017	Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2016, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2016	2016	2015	2016	2015	2016
Revenues	2,551	2,587	2,407	7,639	7,055	9,501
Cost of sales	1,601	1,638	1,512	4,832	4,435	5,950
Gross profit	950	949	895	2,807	2,620	3,551
Net profit	547	539	524	1,597	1,519	2,052
Earnings per equity share
Basic	0.24	0.24	0.23	0.70	0.66	0.90
Diluted	0.24	0.24	0.23	0.70	0.66	0.90
Total assets	11,870	11,875	10,771	11,870	10,771	11,378
Cash and cash equivalents including current investments	4,487	5,086	4,523	4,487	4,523	4,946

Certain statements in these results concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, an inability to accurately predict economic or industry trends, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2016. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this result is January 13, 2017, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.